Marani Spirits
13152 Raymer Street
Suite 1A
No. Hollywood, CA  91605

March 12, 2009

United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Brian McAllister

Re:	Marani Brands, Inc.
Staff Comment Letters
Form 10-KSB for the Year Ended June 30, 2008
Filed October 14, 2008
File No. 333-123176

Dear Mr. McAllister:

I write to confirm the request of Marani Brands, Inc., for an extension of time to respond to the Commission’s comment letters of February 19, 2009 and March 4, 2009, with respect to issues raised concerning Marani’s Form 10-KSB for the Year Ended June 30, 2008.  We believe that we will be in a position to file a detailed cover letter and a marked copy of the amended Form 10-KSB, by Wednesday, March 18, 2009.

Thank you for your assistance.

Sincerely, Marani Brands, Inc.

By:	/s/ Ara Zartarian
Ara Zartarian
Chief Executive Officer